UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Helicopter Company I LLC
(Name of Applicant)*

27 Hospital Road George Town
KY1-9008 Cayman Islands
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.0% Senior Unsecured Notes due 2024	$37,500,000**

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Second Amended Joint Chapter 11 Plan (as amended or supplemented, the “Plan of Reorganization”) of CHC Group Ltd. and its Affiliated Debtors (as defined in the Plan of Reorganization).

Helicopter Member Ltd.

Sole Managing Member

Helicopter Company I LLC

27 Hospital Road, George Town

KY1-9008 Cayman Islands

(Name and Address of Agent for Service)

Copies to:

Louis Lehot

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

Christopher C. Paci

DLA Piper LLP (US)

1251 Avenue of the Americas
New York, New York 10020

(212) 335-4500

Hooman Yazhari Chief Administrative Officer, Senior Vice President & General Counsel c/o CHC Group Ltd. 600 East Las Colinas Boulevard Suite 1000 Irving TX 75039 (214) 262-7300

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.
**	Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

The following direct and indirect subsidiaries of CHC Group Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“CHC Parent”), are expected to be guarantors (the “Guarantors” and, together with Helicopter Company I LLC, the “Applicants”) of 5.0% Senior Unsecured Notes due 2024 (the “New Notes”) as of the Effective Date and are co-applicants on this application.

Table of Co-Applicants

Name of Guarantors

6922767 Holding S.à r.l.

Capital Aviation Services B.V.

CHC Den Helder B.V.

CHC Global Operations (2008) ULC

CHC Global Operations Canada (2008) ULC

CHC Global Operations International ULC

CHC Helicopter Australia Pty Ltd

CHC Helicopter Holding S.à r.l.

CHC Helicopter S.A.

CHC Helicopters (Barbados) Limited

CHC Holding (UK) Limited

CHC Holding NL B.V.

CHC Hoofddorp B.V.

CHC Leasing (Ireland) Designated Activity Company

CHC Netherlands B.V.

CHC Norway Acquisition Co AS

Heli-One (Netherlands) B.V.

Heli-One (Norway) AS

Heli-One (U.S.) Inc.

Heli-One (UK) Limited

Heli-One Canada ULC

Heli-One Holdings (UK) Limited

Heli-One Leasing (Norway) AS

Heli-One Leasing ULC

Heli-One USA Inc.

Heliworld Leasing Limited

Integra Leasing AS

Lloyd Bass Strait Helicopters Pty Ltd

Lloyd Helicopter Services Limited

Lloyd Helicopter Services Pty Ltd

Lloyd Helicopters International Pty Ltd

Lloyd Helicopters Pty Ltd

Management Aviation Limited

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GENERAL

1.	General Information.

Helicopter Company I LLC (the “Company”) is a limited liability company organized under the laws of the Cayman Islands. Upon the Effective Date, the Company will purchase all of the assets of CHC Parent. The form of organization and the state or other sovereign power under the laws of which each co-Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
6922767 Holding S.à r.l.	Limited liability company	Luxembourg
Capital Aviation Services B.V.	Limited liability company	Netherlands
CHC Den Helder B.V.	Limited liability company	Netherlands
CHC Global Operations (2008) ULC	Unlimited liability company	Canada
CHC Global Operations Canada (2008) ULC	Unlimited liability company	Canada
CHC Global Operations International ULC	Unlimited liability company	Canada
CHC Helicopter Australia Pty Ltd	Limited company	Australia
CHC Helicopter Holding S.à r.l.	Limited liability company	Luxembourg
CHC Helicopter S.A.	Limited company	Luxembourg
CHC Helicopters (Barbados) Limited	Limited liability company	Barbados
CHC Holding (UK) Limited	Limited liability company	Scotland
CHC Holding NL B.V.	Limited liability company	Netherlands
CHC Hoofddorp B.V.	Limited liability company	Netherlands
CHC Leasing (Ireland) Designated Activity Company	Limited liability company	Ireland
CHC Netherlands B.V.	Limited liability company	Netherlands
CHC Norway Acquisition Co AS	Limited liability company	Norway
Heli-One (Netherlands) B.V.	Limited liability company	Netherlands
Heli-One (Norway) AS	Limited liability company	Norway
Heli-One (U.S.) Inc.	Corporation	Texas
Heli-One (UK) Limited	Limited liability company	England & Wales
Heli-One Canada ULC	Unlimited liability company	Canada
Heli-One Holdings (UK) Limited	Limited liability company	England and Wales
Heli-One Leasing (Norway) AS	Limited liability company	Norway
Heli-One Leasing ULC	Unlimited liability company	Canada
Heli-One USA Inc.	Corporation	Texas
Heliworld Leasing Limited	Limited liability company	England and Wales
Integra Leasing AS	Limited liability company	Norway
Lloyd Bass Strait Helicopters Pty Ltd	Limited company	Australia
Lloyd Helicopter Services Limited	Limited liability company	Scotland
Lloyd Helicopter Services Pty Ltd	Limited company	Australia
Lloyd Helicopters International Pty Ltd	Limited company	Australia
Lloyd Helicopters Pty Ltd	Limited company	Australia
Management Aviation Limited	Limited company	England and Wales

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2.	Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Revised Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included herein as Exhibits T3E-1 and T3E-2, respectively, an aggregate principal amount of up to $37,500,000 of the New Notes (less the amount of the Convenience Claim Distribution Amount (as defined in the Plan of Reorganization)) to holders of General Unsecured Claims (as defined in the Plan of Reorganization). The New Notes will be issued by the Company, as successor to CHC Parent, pursuant to the indenture to be qualified under this application (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application. The expected terms of the New Notes are described in the term sheet relating to the New Notes as set forth in Section V.M.5 of the Disclosure Statement.

Generally, Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended, and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer of the New Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the General Unsecured Claims for the New Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

(a) The following list indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application.

		Ownership
Name	Record Owner	Percentage
6922767 Holding S.à r.l.	CHC Group Ltd.	100%
Capital Aviation Services B.V.	CHC Hoofddorp B.V.	100%
CHC Den Helder B.V.	CHC Netherlands B.V.	100%
CHC Global Operations (2008) ULC	CHC Helicopter (5) S.à r.l.	100%
CHC Global Operations Canada (2008) ULC	CHC Helicopter (4) S.à r.l.	100%
CHC Global Operations International ULC	CHC Helicopter (3) S.à r.l.	100%
CHC Helicopter Australia Pty Ltd	Lloyd Helicopter Services Pty Ltd.	66.7%
	Lloyd Bass Strait Helicopters Pty Ltd.	33.3%
CHC Helicopter Holding S.à r.l.	6922767 Holding S.à r.l.	100%
CHC Helicopter S.A.	CHC Helicopter Holding S.à r.l.	100%
CHC Helicopters (Barbados) Limited	CHC Helicopters (Barbados) SRL	100%
CHC Holding (UK) Limited	Heli-One Holdings (UK) Limited	100%
CHC Holding NL B.V.	CHC Helicopter S.A.	100%
CHC Hoofddorp B.V.	CHC Netherlands B.V.	100%
CHC Leasing (Ireland) Designated Activity Company	CHC Helicopter S.A.	100%

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CHC Netherlands B.V.	CHC Holding NL B.V.	100%
CHC Norway Acquisition Co AS	CHC Netherlands B.V.	100%
Heli-One (Netherlands) B.V.	CHC Hoofddorp B.V.	100%
Heli-One (Norway) AS	CHC Norway Acquisition Co AS	100%
Heli-One (U.S.) Inc.	CHC Helicopter S.A.	100%
Heli-One (UK) Limited	CHC Holding (UK) Limited	100%
Heli-One Canada ULC	CHC Helicopter (1) S.à r.l.	100%
Heli-One Holdings (UK) Limited	CHC Helicopter S.A.	100%
Heli-One Leasing (Norway) AS	CHC Norway Acquisition Co AS	100%
Heli-One Leasing ULC	CHC Helicopter (2) S.à r.l.	100%
Heli-One USA Inc.	Heli-One (U.S.) Inc.	100%
Heliworld Leasing Limited	Heli-One (UK) Limited	100%
Integra Leasing AS	CHC Norway Acquisition Co AS	100%
Lloyd Bass Strait Helicopters Pty Ltd	Lloyd Helicopter Services Pty Ltd.	100%
Lloyd Helicopter Services Limited	CHC Norway Acquisition Co AS	100%
Lloyd Helicopter Services Pty Ltd	Management Aviation Limited	100%
Lloyd Helicopters International Pty Ltd	Lloyd Bass Strait Helicopters Pty Ltd.	100%
Lloyd Helicopters Pty Ltd	Lloyd Helicopter Services Pty Ltd.	100%
Management Aviation Limited	Lloyd Helicopter Services Limited	100%

Following the Effective Date, certain of the entities described above may be dissolved or converted to limited liability companies in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed to be “affiliates” by virtue of their respective positions in such Applicant. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) Directors and Executive Officers of CHC Parent. The following table sets forth the names of and offices held by all directors and executive officers of CHC Parent as of the date of this application. The mailing address and telephone number of each of them is c/o CHC Parent, 190 Elgin Avenue, George Town, KY1-9005 Cayman Islands; telephone number (604) 276-7500.

Name	Position
Karl S. Fessenden	Director, President and Chief Executive Officer
John Krenicki, Jr	Director and Chairman of the Board
John A. McKenna, Jr.	Director
William G. Schrader	Director
Nathan K. Sleeper	Director
William L. Transier	Director
Juan D. Vargas	Director
Robert C. Volpe	Director
David Balevic	Senior Vice President, Engineering and Operations
Antony DiNota	President, Heli-One
Lee Eckert	Senior Vice President and Chief Financial Officer
Paul King	Senior Vice President, Chief Information Officer
David Lisabeth	Senior Vice President, Human Resources
Barry Parsons	Senior Vice President, CHC Global Sales
Duncan Trapp	Vice President, Safety and Quality
Hooman Yazhari	Senior Vice President, Legal and Administration

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(b) Directors and Executive Officers of the Guarantors. The names of the executive officers and directors, managers or managing members, as applicable, of the Guarantors as of the date of this application are as set forth on Exhibit 99.1 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o CHC Parent, 190 Elgin Avenue, George Town, KY1-9005 Cayman Islands; telephone number (604) 276-7500.

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, it is expected that a slate of new directors will be appointed for the Company pursuant to the Plan of Reorganization, which slate may consist of new and current directors. On the Effective Date, it is expected that the Executive Officers of the Company will be the same as the Executive Officers of CHC Parent on the date hereof. It is also expected that the Directors and Executive Officers of the Guarantors will remain the same as on the date hereof.

5.	Principal Owners of Voting Securities.

(a) Ten percent owners of CHC Parent. The following table sets forth the entities holding more than 10% of CHC Parent’s ordinary shares as of November 30, 2016.

Name of Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CD&R CHC Holdings, L.P. (1)	Ordinary Shares	2,977,412	52.2
6922767 Holding (Cayman) Inc. (2)	Ordinary Shares	1,530,011	56.2

(1)	CD&R CHC Holdings, L.P. (“CD&R Holdings”) is the beneficial owner of approximately 2,977,412 Ordinary Shares on an as-converted basis as of November 30, 2016, which are issuable upon conversion, at the option of the holder, of approximately 679,026 Preferred Shares that are held directly by CD&R Holdings, taking into account preferred dividends that have accrued as of July 28, 2016. However, the number of ordinary voting shares CD&R Holdings is entitled to upon conversion of its Preferred Shares is subject to a 49.9% cap, with the remaining shares not issued due to this limitation issued as non-voting ordinary shares, par value $0.0001 per share. The total amount of shares reported excludes 1,530,011 Ordinary Shares held by CHC Cayman that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CHC Cayman comprise a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 and CD&R Holdings expressly disclaims beneficial ownership of these shares. CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”), as the general partner of CD&R Holdings, may be deemed to beneficially own the Convertible Preferred Shares held by CD&R Holdings. CD&R Holdings GP expressly disclaims beneficial ownership of the shares held by CD&R Holdings, except to the extent of its pecuniary interest therein. The address for each of CD&R Holdings and CD&R Holdings GP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(2)	6922767 Holding (Cayman) Inc. (“CHC Cayman”) is the holding company through which First Reserve Corporation (“First Reserve”) and its affiliates acquired the Company’s predecessor in 2008. The issued and outstanding equity securities of CHC Cayman consist of 1,845,561,418 of Ordinary A shares, 7,618,905 of Ordinary B shares and 289,000 of Special shares. The total amount of shares reported excludes 2,977,412 Ordinary Shares held by CD&R Holdings on an as-converted basis that CHC Cayman may be deemed to beneficially own because CD&R Holdings and CHC Cayman comprise a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 and CHC Cayman expressly disclaims beneficial ownership of these shares. Per SEC rules, the percentage of beneficial ownership by CHC Cayman does not factor in the shares beneficially owned by CD&R Holdings. If such shares were included in the calculation, CHC Cayman’s beneficial ownership percentage would be 26.8%. Funds affiliated with First Reserve own an approximate 99.6% economic and voting interest in CHC Cayman. 1,845,561,417 Ordinary A shares of CHC Cayman are held by Horizon Alpha Limited, or Horizon Alpha, FR XI Horizon Co-Investment I, L.P., or FR XI Horizon Co-Investment I, and FR XI Horizon Co-Investment II, L.P., or FR XI Horizon Co-Investment II. The equity interests of Horizon Alpha are held by First Reserve Fund XII, L.P., or First Reserve Fund XII, FR XII-A Parallel Vehicle, L.P., or FR XII-A and FR Horizon AIV, L.P., or FR Horizon AIV. The general partner of First Reserve Fund XII and FR XII-A is First Reserve GP XII, L.P., whose general partner is First Reserve GP XII Limited. The general partner of FR Horizon AIV is FR Horizon GP, L.P. and the general partner of FR Horizon GP, L.P. is FR Horizon GP Limited. Each of First Reserve GP XII Limited and FR Horizon GP Limited is wholly-owned by First Reserve’s senior managing directors. The general partner of each of FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II is FR XI Offshore GP Limited. The members of FR XI Offshore GP Limited are First Reserve’s senior managing directors. Each of such First Reserve entities may be deemed to beneficially own the shares beneficially owned by Horizon Alpha, FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II directly or indirectly controlled by it, but each disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830.

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(b) Ten percent owners of the Guarantors. The names of the entities holding more than 10% of voting securities of the Guarantors as of November 30, 2016 are set forth on Exhibit 99.2 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o CHC Parent, 190 Elgin Avenue, George Town, KY1-9005 Cayman Islands; telephone number (604) 276-7500.

(c) Ten percent owners as of the Effective Date. Following the Effective Date, it is expected that certain holders of claims under the Senior Secured Notes (as defined in the Plan of Reorganization) may receive 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

UNDERWRITERS

6.	Underwriters.

(a) On January 16, 2014, J.P. Morgan Securities, LLC, Barclays Capital Inc., UBS Securities LLC, HSBC Securities (USA) Inc., RBC Capital Markets, LLC, Wells Fargo Securities, LLC, BNP Paribas Securities Corp., Standard Bank Plc, Cormark Securities (USA) Limited, Cowen and Company, LLC, Raymond James & Associates, Inc., Simmons & Company International and Tudor, Pickering, Holt & Co. Securities, Inc. acted as underwriters in the initial public offering of 1,033,333 ordinary shares of CHC Parent (after giving effect to CHC Parent’s 30:1 reverse share split in December 2015). Other than as set forth in the previous sentence, no person has acted as a principal underwriter of the securities of CHC Parent or the Applicants outstanding as of the date of this application. The address for each of the aforementioned underwriters is c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 and c/o Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019.

(b) No person is acting, or has proposed to act, as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of CHC Parent as of November 30, 2016.

Title of Class	Amount Authorized	Amount Outstanding
9.250% Senior Secured Notes due 2020	$1,100,000,000	$1,000,000,000
9.375% Senior Unsecured Notes due 2021	$300,000,000	$95,000,000
Redeemable Convertible Preferred Shares	6,000,000	671,189
Ordinary Shares	544,000,000	2,721,592

(ii) The information with respect to each authorized class of securities of the Guarantors as of November 30, 2016 is set forth in the capitalization table attached to this application as Exhibit 99.1 hereto, which is incorporated herein by reference. Each authorized class of securities of the Guarantors is expected to continue following the Effective Date.

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(b)

(i) Holders of Redeemable Convertible Preferred Shares of CHC Parent will vote at all shareholders meetings together with, and as part of one class with the Ordinary Shares, provided that the Redeemable Convertible Preferred Shares of any one holder and its affiliates (together with any votes of such holder and its affiliates in respect of any previously issued Ordinary Shares upon conversion of Redeemable Convertible Preferred Shares) will not represent more than 49.9% of the total number of votes. In addition, the prior written consent of the holders of a majority of the Redeemable Convertible Preferred Shares will be required to, among other things, (i) create, or issue additional, equity or convertible securities other than voting or non-voting Ordinary Shares or (ii) enter into a debt agreement restricting the payment of dividends or a distribution by the issuance of Redeemable Convertible Preferred Shares or the conversion of Redeemable Convertible Preferred Shares into Ordinary Shares.

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors.

As soon as reasonably practicable following the Effective Date, CHC Parent will be liquidated or voluntarily struck-off. Holders of Redeemable Convertible Preferred Shares and Ordinary Shares of CHC Parent will not receive or retain any property under the Plan of Reorganization on account of such equity securities.

On the Effective Date, the Company’s capital structure will consist of New Second Lien Convertible Notes (as defined in the Plan of Reorganization), the New Notes and New Membership Interests (as defined in the Plan of Reorganization).

(ii) Except as otherwise set forth in such Guarantor’s governing document, or with respect to the Guarantors, holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per unit of limited liability company membership interest and holders of ordinary shares of each Guarantor that is a corporation are entitled to one vote per share and vote as a single class.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture to be entered into among the Applicants and a trustee to be identified by amendment hereof (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C herewith. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed.

(a)	Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) default for 30 days in the payment when due of interest on, or with respect to, the New Notes, (2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the New Notes, (3) failure to comply with any other covenants or agreements related to the New Notes, subject to any applicable notice and cure period as provided for in the Indenture, (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed (other than aircraft leases) by the Company or any of its Significant Subsidiaries or any group of the Company’s Restricted Subsidiaries (as such terms are defined in the Indenture) that taken as a whole would constitute a Significant Subsidiary of the Company (or the payment of which is guaranteed by an Company or any of the Company’s Restricted Subsidiaries), whether such indebtedness or guarantee now exists, or is created after the issue date (but excluding indebtedness owing to the Company or a Restricted Subsidiary of the Company), if that default (a) is caused by a failure to pay principal on such indebtedness prior to the expiration of the grace period provided in such indebtedness following the stated maturity of such indebtedness (a “Payment Default”); or (b) results in the acceleration of such indebtedness prior to its stated maturity, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $ million or more; (5) failure to pay final and nonappealable judgments in excess of $ million, subject to a cure period as provided for in the Indenture, (6) any guarantee by the Guarantors is held to be unenforceable or invalid, or is disaffirmed by any Guarantor and (7) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its significant subsidiaries (as defined under Regulation S-X).

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The trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium.

(b)	Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee in manual or facsimile signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c)	Release of Collateral.

Not applicable.

(d)	Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes under the Indenture if (i)(1) all the New Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has deposited with the Trustee or delivered to the holders of the New Notes amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Notes; and (ii) the Company has delivered to the Trustee an officer’s certificate stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any event of default or default, an officers’ certificate setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 10, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit 25.1).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Helicopter Company I LLC, a limited liability company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in George Town, Cayman Islands on the 23rd day of December, 2016.

Helicopter Company I LLC

By: Helicopter Member Ltd., its Sole Managing Member

Attest:	/s/ Andrew Ibeh	By:	/s/ Steven Manning

	Name: Andrew Ibeh		Name:	Steven Manning
			Title:	Authorized Signatory

SIGNATURE

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints Karl S. Fessenden and Hooman Yazhari and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this application and any and or all amendments to this application, and to file the same, with all exhibits thereto, and all other documents in connection therewith, to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in George Town, Cayman Islands on the 23rd day of December, 2016.

6922767 Holding SARL

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Capital Aviation Services B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Den Helder B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Global Operations (2008) ULC

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Global Operations Canada (2008) ULC

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Global Operations International ULC

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Helicopter Australia Pty Ltd

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Helicopter Holding S.à r.l.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Helicopter S.A.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Helicopters (Barbados) Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Holding (UK) Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Holding NL B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Hoofddorp B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Leasing (Ireland) Designated Activity Company

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Netherlands B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

CHC Norway Acquisition Co AS

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One (Netherlands) B.V.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One (Norway) AS

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One (U.S.) Inc.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One (UK) Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One Canada ULC

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One Holdings (UK) Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One Leasing (Norway) AS

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One Leasing ULC

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heli-One USA Inc.

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Heliworld Leasing Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Integra Leasing AS

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Lloyd Bass Strait Helicopters Pty Ltd

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Lloyd Helicopter Services Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Lloyd Helicopter Services Pty Ltd

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Lloyd Helicopters International Pty Ltd

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Lloyd Helicopters Pty Ltd

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

Management Aviation Limited

By:	/s/ Nicolas P. Stable
Name: Nicolas P. Stable
Title: Authorized Signatory

INDEX TO EXHIBITS

		Incorporated by Reference
Exhibit	Exhibit Description	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

Exhibit T3A-1	Helicopter Company I LLC, Certificate of Registration, dated December 15, 2016					X

Exhibit T3A-2	Helicopter Company I LLC, Statement in Terms of Section 5 of the Limited Liability Companies Law, 2006, dated December 14, 2016					X

Exhibit T3A-3	6922767 Holding S.à r.l, Articles of Association, dated April 25, 2013	S-4	333-188927	3.2	05/29/2013

Exhibit T3A-4	Capital Aviation Services B.V., Amended Articles of Association, dated December 24, 2003	S-4	333-179072	3.3	01/18/2012

Exhibit T3A-5	CHC Den Helder B.V., Amended Articles of Association, dated July 15, 2009	S-4	333-179072	3.6	01/18/2012

Exhibit T3A-6	CHC Global Operations (2008) Inc., Articles of Incorporation, dated October 21, 2014					X

Exhibit T3A-7	CHC Global Operations Canada (2008) ULC, Articles of Incorporation, dated October 21, 2014					X

Exhibit T3A-8	CHC Global Operations International ULC, Articles of Incorporation, dated October 21, 2014					X

Exhibit T3A-9	CHC Helicopter Australia Pty Ltd (formerly known as Lloyd Offshore Helicopters Pty. Ltd.), Certificate of Registration, dated June 26, 2000	S-4	333-179072	3.63	01/18/2012

Exhibit T3A-10	CHC Helicopter Australia Pty Ltd, Certificate of Registration on Change of Name, dated October 2, 2012					X

Exhibit T3A-11	CHC Helicopter Holding S.à r.l, Articles of Association, dated February 28, 2012	S-4	333-188927	3.11	05/29/2013

Exhibit T3A-12	CHC Helicopter S.A., Articles of Association, dated February 28, 2012	S-4	333-188927	3.1	05/29/2013

Exhibit T3A-13	CHC Helicopters (Barbados) Limited, Amended Articles of Incorporation, dated April 2, 2002	S-4	333-179072	3.12	01/18/2012

Exhibit T3A-14	CHC Holding (UK) Limited, Certificate of Incorporation, dated November 3, 2008	S-4	333-179072	3.15	01/18/2012

Exhibit T3A-15	CHC Holding (UK) Limited, Amended Memorandum of Association, dated February 24, 1994, and Amended Articles of Association, dated March 16, 1995	S-4	333-179072	3.16	01/18/2012

Exhibit T3A-16	CHC Holding NL B.V., Deed of Incorporation, dated July 17, 2008	S-4	333-179072	3.14	01/18/2012

Exhibit T3A-17	CHC Hoofddorp B.V., Deed of Incorporation, dated July 17, 2007	S-4	333-179072	3.17	01/18/2012

Exhibit T3A-18	CHC Leasing (Ireland) Limited, Certificate of Incorporation, dated November 1, 2010	S-4	333-179072	3.49	01/18/2012

Exhibit T3A-19	CHC Leasing (Ireland) Limited, Memorandum of Association and Articles of Association, dated October 26, 2010	S-4	333-179072	3.50	01/18/2012

Exhibit T3A-20	CHC Netherlands B.V., Amended Articles of Association, dated March 16, 2004	S-4	333-179072	3.18	01/18/2012

Exhibit T3A-21	CHC Norway Acquisition Co. AS, Certificate of Registration, dated September 17, 2007	S-4	333-179072	3.19	01/18/2012

Exhibit T3A-22	CHC Norway Acquisition Co. AS, Articles of Association, dated September 17, 2008	S-4	333-179072	3.20	01/18/2012

Exhibit T3A-23	Heli-One Leasing (Norway) AS, Certificate of Registration, dated January 31, 1970	S-4	333-179072	3.37	01/18/2012

Exhibit T3A-24	Heli-One Leasing (Norway) AS, Amended Articles of Association, dated October 16, 2008	S-4	333-179072	3.36	01/18/2012

Exhibit T3A-25	Heli-One (Netherlands) B.V., Amended Articles of Association, dated September 19, 2005	S-4	333-179072	3.40	01/18/2012

Exhibit T3A-26	Heli-One (U.S.) Inc., Certificate of Incorporation, dated November 8, 2006	S-4	333-179072	3.43	01/18/2012

Exhibit T3A-27	Heli-One (UK) Limited, Amended Certificate of Incorporation and Memorandum of Association, dated January 19, 2006	S-4	333-179072	3.41	01/18/2012

Exhibit T3A-28	Heli-One (UK) Limited, Amended Articles of Association, dated March 31, 1993	S-4	333-179072	3.42	01/18/2012

Exhibit T3A-29	Heli-One Canada ULC, Amended Articles of Incorporation, dated October 21, 2014					X

Exhibit T3A-30	Heli-One Holdings (UK) Limited, Memorandum of Association and Articles of Association, dated August 21, 2008	S-4	333-179072	3.31	01/18/2012

Exhibit T3A-31	Heli-One Leasing (Norway) AS, Certificate of Registration, dated January 31, 1970	S-4	333-179072	3.37	01/18/2012

Exhibit T3A-32	Heli-One Leasing ULC, Amended Articles of Incorporation, dated October 21, 2014					X

Exhibit T3A-33	Heli-One USA Inc., Amended Articles of Incorporation, dated May 7, 2007	S-4	333-179072	3.45	01/18/2012

Exhibit T3A-34	Heliworld Leasing Limited, Certificate of Incorporation, dated April 26, 2002	S-4	333-179072	3.47	01/18/2012

Exhibit T3A-35	Heliworld Leasing Limited, Memorandum of Association and Articles of Association, dated April 10, 2002	S-4	333-179072	3.48	01/18/2012

Exhibit T3A-36	Integra Leasing AS, Certificate of Registration, dated November 30, 1992	S-4	333-179072	3.52	01/18/2012

Exhibit T3A-37	Integra Leasing AS, Articles of Association, dated October 16, 2008	S-4	333-179072	3.51	01/18/2012

Exhibit T3A-38	Lloyd Bass Strait Helicopters Pty. Ltd., Certificate of Registration, dated June 26, 2000	S-4	333-179072	3.53	01/18/2012

Exhibit T3A-39	Lloyd Helicopter Services Limited, Certificate of Incorporation and Memorandum of Association, dated December 12, 1997	S-4	333-179072	3.59	01/18/2012

Exhibit T3A-40	Lloyd Helicopter Services Limited, Articles of Association, dated January 5, 1998	S-4	333-179072	3.60	01/18/2012

Exhibit T3A-41	Lloyd Helicopters International Pty. Ltd., Certificate of Registration and Constitution, dated October 28, 2008	S-4	333-179072	3.56	01/18/2012

Exhibit T3A-42	Lloyd Helicopters Pty. Ltd., Certificate of Registration, dated June 26, 2000	S-4	333-179072	3.57	01/18/2012

Exhibit T3A-43	Management Aviation Limited, Certificate of Incorporation, dated October 1, 1984	S-4	333-179072	3.65	01/18/2012

Exhibit T3B-1	Heli-One (U.S.) Inc., Bylaws, dated November 8, 2006	S-4	333-179072	3.44	01/18/2012

Exhibit T3B-2	Heli-One USA Inc., Bylaws, dated December 1, 1989	S-4	333-179072	3.46	01/18/2012

Exhibit T3B-3	CHC Global Operations (2008) Inc., Bylaws, dated December 13, 2007	S-4	333-179072	3.8	01/18/2012

Exhibit T3B-4	CHC Helicopter Australia Pty Ltd (formerly known as Lloyd Offshore Helicopters Pty. Ltd.), Constitution, dated October 28, 2008	S-4	333-179072	3.64	01/18/2012

Exhibit T3B-5	CHC Helicopters (Barbados) Limited, Bylaws, dated July 11, 1995	S-4	333-179072	3.5	01/18/2012

Exhibit T3B-6	Lloyd Helicopter Services Pty. Ltd., Constitution, dated October 28, 2008	S-4	333-179072	3.62	01/18/2012

Exhibit T3B-7	Lloyd Bass Strait Helicopters Pty. Ltd., Constitution, dated October 28, 2008	S-4	333-179072	3.54	01/18/2012

Exhibit T3B-8	Lloyd Helicopters Pty. Ltd., Constitution, dated October 28, 2008	S-4	333-179072	3.58	01/18/2012

Exhibit T3C*	Form of Indenture Governing the New Notes

Exhibit T3E-1	Revised Disclosure Statement for the Second Amended Joint Chapter 11 Plan of Reorganization of CHC Group Ltd. and its Affiliated Debtors, dated December 20, 2016					X

Exhibit T3E-2	Second Amended Joint Chapter 11 Plan of Reorganization of CHC Group Ltd. and its Affiliated Debtors, dated December 19, 2016					X

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1	Directors, Executive Officers and Capitalization of the Guarantors					X

Exhibit 99.2	Principal Ownership of Voting Securities of the Guarantors					X

*	To be filed by amendment.